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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: May 2006                Commission File Number: 333-124186-02


                              HUDBAY MINERALS INC.
                              (Name of Registrant)

                         201 PORTAGE AVENUE, SUITE 1906
                               WINNIPEG, MANITOBA
                                 CANADA R3B 3L3
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

          Form 20-F                               Form 40-F
                    -----                                   -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                                     No   X
                    -----                                   -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      HUDBAY MINERALS INC.


Date: May 11, 2006                    By: /s/ Jeffrey A. Swinoga
                                          ------------------------------
                                          Name:  Jeffrey A. Swinoga
                                          Title: Vice President and
                                                 Chief Financial Officer
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                                  EXHIBIT INDEX


EXHIBIT         DESCRIPTION OF EXHIBIT
-------         ----------------------
 99.1           HudBay Minerals Inc.'s Amended Audited Consolidated Financial
                Statements, including the Notes thereto, as at December 31, 2005 and 2004 and for the years ended December 31, 2005 and 2004, together with the Report of Independent Registered
                Chartered Accountants thereon

 99.2 HudBay Minerals Inc.'s Amended Management's Discussion and Analysis of Results of Operations and Financial Condition - Fourth Quarter and Year Ended December 31, 2005